Filed by The Walt Disney Company

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Marvel Entertainment, Inc.

Exchange Act File Number: 1-13638

Forward-Looking Statements:

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of The Walt Disney Company (“Disney”) and Marvel Entertainment, Inc. (“Marvel”) separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Disney and Marvel regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Disney nor Marvel undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:

•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;

•

the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period or that the businesses will not be integrated successfully;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;

•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;

•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and

•

developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Disney for the year ended October 3, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on December 2, 2009, under the heading “Item 1A—Risk Factors,” in the Annual Report on Form 10-K of Marvel for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, under the heading “Item 1A—Risk Factors,” in Amendment No. 1 to the Form S-4 filed by Disney on October 27, 2009, under the section titled “Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Marvel and Disney.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Marvel that also constitutes a prospectus of Disney. The definitive proxy statement/prospectus of Disney and Marvel has been mailed to Marvel stockholders. Marvel stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction because it contains important information. You may obtain copies of all documents filed with the SEC regarding this transaction, including the definitive proxy statement/prospectus, free of charge at the SEC’s website, www.sec.gov, or by directing a request for such filing to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request for such filing to Marvel’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling Mackenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in the definitive proxy statement/prospectus filed by Disney with the SEC pursuant to Rule 424 under the Securities Act of 1933 on December 2, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009.

At a conference on December 9, 2009, Robert A. Iger, President and Chief Executive Officer of the Registrant, responded to questions from an analyst relating to the pending acquisition of Marvel Entertainment, Inc., as set forth below.

Question from Michael Morris of UBS

At this point, you do have a number of investment objectives that are focused on some of your branded products specifically. I would like to talk about Marvel right now, but Marvel’s an investment that you are making in a brand. ESPN in the UK, Disney-themed cruise ships: all of these seem to be branded type investments.

So if we start with Marvel and talk a little bit about the brand there, but also your expectations at this point for integration of that business, is it something like Pixar, which still seems to maintain its autonomy in certain ways? Or will this be a more integrated acquisition?

Mr. Iger

I’ll answer that part of the question first. We have maintained Pixar’s autonomy from a creative perspective. What they create, how they create is done in a way that is almost the same as it was done before we acquired them. They are fully integrated, though, beyond that in that we are the distributor of their product, whether it’s the movie, the home video, the consumer products, etc. So there is integration; it’s not a totally separate unit, except again, we’ve really protected their creative ethic.

In Marvel’s case, it’s different — a lot of what Marvel does is different from a creative perspective, but there’s definitely a value to the Marvel team and their approach to how they create. We will integrate other aspects of their business, but that will come over time. For instance, on the motion picture side, they have an existing agreement with Paramount to distribute their movies and their videos, and therefore that will not be integrated until we have an opportunity to distribute.

On the licensing front, where there is real upside, we’re in discussions, but they won’t really conclude until after the deal closes in terms of how best to integrate. They’ve done a great job licensing Marvel product around the world and created a lot of value there. We know that, as we discussed with Marvel and as we analyzed when we decided to buy them, that there are great opportunities to use the Disney global marketing team and the access that we have to different markets. Whether it’s to retailers or to other entities, we have opportunities to help grow Marvel on the licensing front and also take advantage of a lot of their own expertise in that area. There are also things Marvel is going to be able to do for us just in terms of creativity.

On the brand front, we believe Marvel is a brand, but given the manner in which their product has been made and distributed over the years, there hasn’t been all that much focus on growing the brand. It wasn’t necessarily in Paramount’s interest or in Fox’s interest or in Universal’s interest to push Marvel as a brand when they were pushing those films. So they pushed the films.

What we would like to do over time is, in making Marvel product, put a spotlight on the name Marvel that is much brighter than it is today, and start to grow that brand as, Pixar has grown as a brand, and obviously as Disney and others. Now, I don’t see it growing to the level of Disney, but I think the Marvel brand, one, has meaning today, and two, has potential long-term.

Questions from Mr. Morris

Well, perhaps that starts to address my next question specifically on Marvel. There are some limitations in terms of what you get — Spider-Man, for example, some of the theme park rights. And so there is a level of concern that the good characters, you don’t have access to them.

How would you address that when you look at the stable of characters and also the limitations that you do have on some of those high profile characters?

Mr. Iger

Well, deals that are currently in place, and in some cases remain in place for a long time, were obviously factored into all of our modeling when we decided to acquire Marvel. So there are no surprises at all.

We believe that Sony continuing — or Sony/Columbia continuing — to make Spider-Man films is just fine. We hope they make great films. That provides Marvel with great licensing opportunities. Marvel does the licensing for Spider-Man, as a for instance. And they have a similar — not exactly the same, but similar — arrangement with Fox on some of their properties and so on.

There are, I think, over 5000 characters to be mined, and we believe when we look at those characters and the richness of their back stories and the potential that that has in terms of creating future IP, whether it’s TV shows, movies, books, whatever, that there are great opportunities and probably a lot of potential surprises.

You could take one of their characters that isn’t well known, and with a great script and a great director, make a pretty fine movie and end up with something from a franchise perspective that has the value of some of those that we are more familiar with today. Iron Man wasn’t necessarily a well-known products until Jon Favreau directed a really good film — and, boom, you’ve got something that has real value. And we see that potential across a number of their properties.

Question from Mr. Morris

So when you looked at the transaction and looked at the value, as you mentioned, you knew the limitations with respect to what you would get access to.

Mr. Iger

Completely.

Question from Mr. Morris

What about the other side? When you looked at the stable of characters, were there things that stood out to you as potential opportunities that hadn’t been developed yet?

Mr. Iger

Well, some of them are already in development by Marvel, where they’ve actually identified sort of the next group. And some, they are actually going to be making films of. And then there is another group kind of thereafter that they look at as maybe the next — sort of the next — not tier in terms of value, but just in terms of when they will enter the marketplace.

And we’re going to rely very heavily on their team. They have a — basically a — creative committee that includes the comic book side and their consumer products side and their motion picture side that meets regularly, that really looks at characters and stories and potential. And I was leafing through a pretty thick encyclopedia of Marvel characters the other day.

And it’s interesting, when you do that, it’s kind of a fun game to play, too — is, okay, which one looks the best? What could be a movie and what could be a TV series, etc. and so on. I’m not an expert, but you can pretty much, when you read back story and look at pictures of characters, see the potential. You just have to put it in good hands.

And I know that they see that with a lot of their characters. So I’m not going to identify any right now. It’s not going to be something that we make the decision on alone. It will be made by Marvel with us, and we’ll get together and talk about it.

And the potential is vast. For instance, we just rebranded and renamed a channel Disney XD, which is basically a Disney channel with more boys in mind, which is off to a great start. And they had licensed about 10 hours a week of Marvel television already when we made the deal. And in some of the discussions that we’ve had about the potential of this combination, we see huge opportunity, not just in the US, but we’ve launched these Disney XD channels now — we’re in 20 markets already, and we hope to be global, but — around the world.

And that is actually a great opportunity to test new characters and new franchises. So instead of making a $200 million movie and kind of betting the farm on one character, you can develop a television pilot, a television series. There are website possibilities as well. Obviously, there are book opportunities and comic book opportunities. We’re very excited about it.

Question from Mr. Morris

So looking at Marvel, which is an acquisition strategy, look at the video game business – similar — but different in terms of your approach. You’re taking more of a build strategy.

Why the difference between the two? Do you think that — the difference between film and video games in terms of your approach? And do you think as you look at your asset base right now, do you view it as strategically complete, or do you think potentially a sizable acquisition will be necessary to round that out?

Mr. Iger

The Pixar and the Marvel acquisitions were aimed at buying IP and buying talent to create IP. On the video games front, while it looks from the outside that we’re building organically, we’ve actually been buying development talent over the years, because we didn’t have that talent in-house to enable us to vertically integrate or basically self-publish. And so we actually have acquired to develop the strategy that we’re currently deploying, which is self-publishing, but also licensing, the blend. . . .

Mr. Iger (in response to a subsequent question from Mr. Morris)

Although I think Tom and I have talked a lot over the years — we’ve been relatively comfortable with our level of debt and our use of cash. And we’ve also had an ability to generate a fair amount of free cash flow over the last number of years, and we’ve continued to pay a dividend, albeit modest. And we’ve continued — we haven’t been in the market — we hadn’t been in the market for a good part of ‘09 — buying our stock back, but that could change, particularly, as we’ve said, we would buy stock back commensurate with the purchase of Marvel and the issuing of stock to do that. And we’ll see as we go.

Mr. Iger (in response to a question from an unidentified audience member)

The next thing we have to address is how much capital we are putting into [the theatrical film] business and where we’re putting that capital. We are going to end up probably over time being more conservative in terms of the number of films that we’ve made. We’re going to focus much more on branded films, on Disney in particular, and Pixar, and down the road, Marvel. Much less on non-Disney branded films — Miramax, Touchstone being the obvious examples.

. . .

So you are definitely going to see more Disney. When I say Disney, I’m including Pixar in that, because we brand them Disney/Pixar, maybe even to the point where we get to pure Disney/Pixar, and then when we can, Marvel. And probably not much more than that, because our opportunity to improve capital returns is greater when we do that, if we get it right creatively.

And the value — and I realize this is part of the capital return equation — the value to our Company of a really high-quality, successful Disney/Pixar, down the road Marvel, film is going to be a lot greater over time than any value we could create from a non-Disney branded or non-Pixar or non-Marvel film. That is where we are headed.